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February 10, 2015

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Larry Spirgel

Re:	American Public Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response Dated January 7, 2015
File No. 1-33810

Dear Mr. Spirgel:

On behalf of American Public Education, Inc. (the "Company"), this letter responds to the Staff's comments provided in your letter dated January 28, 2015, to Richard W. Sunderland, Jr., Executive Vice President and Chief Financial Officer of the Company, with respect to the above-referenced Form 10‑K and our response letter to you dated January 7, 2015.

For ease of reference, the Staff's comments are set forth in italic type immediately before the response submitted on behalf of the Company.
Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page 82

1.            We note your response to comment three. We understand that bad debt expense of $1.916 million recorded in 2013 relates, in part, to system processing issues associated with your transition to an internal financial aid processing system during the third quarter. Considering the transition from third-party administration to an internal solution, please tell us how management considered this change in relation to the disclosure requirements of Item 308(c) of Regulation S-K as of September 30, 2013 and December 31, 2013.
The Company initially disclosed in its Form 10-Q for the second quarter of 2013 that beginning with the third quarter of 2013 the Company's American Public University System ("APUS") transitioned from utilizing the services of a third party for the administration and management of APUS's participation in the Department of Education's ("ED") Title IV financial aid programs (the "Third-Party Administrator") to utilizing an internal solution where the Company's employees use software and services provided by a third-party vendor (the "Internal Solution").  This change to the Internal Solution was intended to improve an important business process.  As was disclosed on page 10 of the Company's second quarter 2013 Form 10-Q, however, APUS "experienced unexpected delays in financial aid processing as a result of various software and programming errors, resulting in the Department of Education's rejecting certain student records and the inability to disburse federal student aid to some students."
When APUS transitioned the system to the Internal Solution, the Company's internal control over financial reporting did not change in a material manner.  In fact, the Company's documented internal controls remained materially the same.
At the time the Company filed its 2013 periodic reports, the Company's management and Disclosure Committee knew about APUS's transition to the Internal Solution.  The Company's Disclosure Committee has a standing item to discuss changes or issues regarding the Company's internal control over financial reporting.  The Company's management and Disclosure Committee did not regard the transition to the Internal Solution as a change in the Company's internal control over financial reporting that had materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

United States Securities and Exchange Commission	- 2 -	February 10, 2015

Even if the challenges faced by APUS in its transition to the Internal Solution presented business risks appropriate for disclosure in the Company's Risk Factors, the Company does not believe that these challenges related to the Company's internal control over financial reporting which continued to function effectively. In response to the challenges faced by APUS following its transition to the Internal Solution, the Company's internal control over financial reporting ensured that necessary actions were taken to address risks to the reliability of the Company's financial reporting. Specifically, the Company applied compensating controls and processes1 to ensure that the Company's internal control over financial reporting functioned effectively and that APUS was in compliance with ED's Title IV administration requirements. In the Company's opinion, the implementation of these compensating controls did not constitute a material change in internal control over financial reporting requiring disclosure under Regulation S-K Item 308(c).
Accordingly, the Company believes that APUS's transition to its Internal Solution did not require disclosure pursuant to Regulation S-K Item 308(c) in the Company's periodic reports filed with the Commission. However, as will be disclosed in the Company's forthcoming 10-K for the year ended December 31, 2014, APUS is currently in the process of considering a transition of its financial aid system to its former Third-Party Administrator. While the Company believes its internal control over financial reporting will remain materially the same, the Company will analyze the transition back to the Third-Party Administrator in the context of Item 308(c) disclosure requirements and ensure it is the subject of discussion with the Company's management, financial statement auditors, Disclosure Committee, and Audit Committee.

2.            Further, we note your Risk Factor disclosure on page 33 that "challenges with the processing of financial aid have led to, and could lead to further, reputational problems and adverse effects on our operating results, including as a result of reduced course enrollments and increased costs associated with our efforts to resolve the situation." Considering the information provided in this disclosure and the financial statement impact mentioned in response to comment three, please tell us how management considered these issues in their assessment of disclosure controls and procedures and internal control over financial reporting and concluded that they were effective as of December 31, 2013.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission's rules, the Company prepared Management's Annual Report on Internal Control Over Financial Reporting and included it in the Company's Form 10-K for the year ended December 31, 2013.  Based upon management's assessment of its internal controls, management concluded that as of December 31, 2013, the Company's internal control over financial reporting was effective based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 1992 Internal Control – Integrated Framework.  The Company's management was knowledgeable about APUS's transition to the Internal Solution and considered the relevant internal controls when assessing the effectiveness of the Company's internal control over financial reporting for the year ended December 31, 2013.
As discussed in the Company's response above to the Staff's Comment 1, the issues related to the Internal Solution discussed in the Company's risk factor cited by the Staff are not related to the Company's disclosure controls or procedures or internal control over financial reporting.  The Risk Factor disclosed certain risks that the Company faced as a result of APUS's transition to the Internal Solution, which included risks related to customer service, operational efficiency, and operating costs.  These risks represented operational risks and did not relate to the reliability of financial reporting and the preparation of financial statements.  The Company believes the Company's internal control over financial reporting, including to the extent related to the Internal Solution, provided reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in accordance with GAAP.
Further, specifically in regard to the Staff's reference to the Company's response to Comment 3 in the Company's letter of January 7, 2015, the Company's internal control testing took the operational challenges into consideration and the Company does not believe that the items identified in the itemization of bad debt expense raise issues with respect to the Company's internal control over financial reporting.  In particular, the reference under "subject to research" to "system processing issues" refers to operational challenges2 faced by the Company in processing Title IV aid.  It does not refer to any deficiency in the Company's internal control over financial reporting (or disclosure controls and procedures) and therefore it does not impact the conclusion that the Company's internal control over financial reporting was effective.

1 The Company's compensating controls and processes included, but were not limited to, the addition of staff to identify, review and correct records that were subject to delays in processing or identified as incorrect, and when necessary manual completion of the processing of financial aid awards in compliance with ED's Title IV regulations.
2 Operational challenges are considered when determining the design and operational effectiveness of internal controls over financial reporting. As noted above, the Company applied compensating controls and processes to ensure that the Company's internal control over financial reporting functioned effectively and that APUS was in compliance with ED's Title IV administration requirements.

United States Securities and Exchange Commission	- 3 -	February 10, 2015

3.            We note from your response to comment three that $1.741 million of bad debt expense related to receivables associated with the gap in total funding sources. In this regard, please tell us in more detail how you concluded that collection of receivables due directly from the student, outside of financial aid received from Title IV or other similar programs, was reasonably assured.

The Company3 has assessed the collectability of revenue from its students and believes that collectability of such revenue is reasonably assured at the time of recognition.  Collectability of revenue from the Company's students is reasonably assured prior to revenue recognition because (i) from a credit risk perspective, the Company's student population is largely homogenous with an average age of 33 and 89% being working adults; (ii) to meet accreditation requirements, strategic attention is given by the Company to admitting students who are college ready and to providing resources in support of student success and retention; (iii) the Company does not believe debt related to qualified higher education expenses is generally dischargeable in bankruptcy, providing students with a strong incentive to ultimately meet their financial obligations to the Company; and (iv) the Company has confidence in its ability to collect as a result of procedures it has in place to prevent abuse, which include (inter alia) verification of a student's identity, additional verification of student-provided information upon identification of discrepant information, and additional review of students who demonstrate patterns associated with previously identified abusive behavior.  Further, the Company's students have a strong incentive to pay debts owed to the Company because if a student has a balance due to the Company, then the student may not be permitted to enroll in future courses at the Company, which prevents the student from finishing their academic program, and may render the student ineligible to receive transcripts, thereby preventing them from transferring courses to other institutions and possibly preventing them from obtaining employment.

In light of the Company's student profile discussed in the paragraph above, in situations where the Company records accounts receivables from students as a result of a gap between total tuition and fees and total funding sources ("Deficit Accounts"), the Company believes that revenue is reasonably assured of collectability prior to recognition as required by Staff Accounting Bulletin, Topic 13 ("SAB 13").  The Company refers to these accounts as "Deficit Accounts" because receivables in this category are created due to a student's Title IV financial aid or other payment sources not covering all charges due to the Company, thereby creating a deficit on the student's account.  As is evident from the Deficit Account subcategories discussed below, there are many situations where a student's receivable is classified as a Deficit Account and the deficit occurs and is identified after revenue recognition.

Please note that even if the entirety of the $1.741 million of bad debt expense categorized as Deficit Accounts is not reasonably assured of collectability, the related amount recognized as revenue is immaterial to the Company's financial statements.  The Company estimates that of the $1.741 million of bad debt expense for the year ended December 31, 2013 that was related to Deficit Account receivables, no more than $550,6004 was recognized as revenue during the revenue recognition period after the receivable's identification as a Deficit Account, with the remaining bad debt expense being related to credit balance refunds and amounts recognized as revenue before the receivable originated and was identified as a Deficit Account.

3 The Company interprets the Staff's Comment to apply to the practices of the Company's APEI operating segment, which primarily consists of the operations of American Public University System ("APUS").  The Company did not acquire the operations of its other operating segment, the Hondros College of Nursing segment until November 2013.  Accordingly, the Company's response to the Staff's Comments focuses on the Company's revenue recognition policies as applied to APUS and references to the Company's practices in this response are in reference to those practices.
4 This approximate amount includes revenue related to any Deficit Account receivable that was identified during the pendency of the revenue recognition period regardless of when the receivable was identified.  Accordingly, the Company believes that the $550,600 is the maximum amount of revenue that could have been recognized from a student related to the Deficit Accounts subcategory following the identification of the balance due from the student and a portion of this amount therefore was recognized prior to the Company's determination that the student's account was a Deficit Account.  Please note that $550,600 represents approximately 0.17% of the APEI segment's revenue for the year ended December 31, 2013.

United States Securities and Exchange Commission	- 4 -	February 10, 2015

The Deficit Accounts category includes several discrete subcategories of student receivables including, but not limited to, receivables from (i) students who have met most requirements to begin courses but have not yet satisfied certain minimal prerequisites to have Title IV aid disbursed ("Tentative Awards"), (ii) students with declined payment plans ("Declined Payment Plans"), (iii) students with funding deficits ("GAP Students"), and (iv) students where a non-Title IV third-party payor has definitively informed the Company that it will not cover the student's balance ("Non-Title IV Student Balances").  An explanation of each of these selected Deficit Account subcategories5 is included below.

i.
Tentative Awards.  The Company permits a limited number of students to begin courses when they have not met all prerequisites to have Title IV aid disbursed.  For example, during the year ended December 31, 2013, this included a limited number of students who had completed all required actions but had not yet signed ED's Master Promissory Note ("MPN").  Until January 2015, the Company allowed a limited number of students to begin courses prior to executing the MPN when they had otherwise completed all other requirements to begin their courses. The Company has in excess of 110,000 students who attend its courses, many of whom utilize ED's Title IV programs.  The typical student who applies for Title IV financial aid and subsequently enrolls in a course executes the MPN.  Therefore, the Company had a good-faith basis for its belief that the students would complete the MPN and would be eligible for the disbursement of their Title IV financial aid and that the related revenue would be collectable.  The Company estimates that approximately $283,600 of its bad debt expense for the year ended December 31, 2013, was related to Tentative Award receivables, of which approximately $194,900 was related to such receivables identified prior to the end of the revenue recognition period.

ii.
Declined Payment Plans.  A student receivable is categorized in the Declined Payment Plans subcategory when the student enters into a payment plan[6] to cover a gap in funding or a prior balance due, but the student's credit card is declined.[7] Each proposed payment plan entered into by the Company's students is reviewed by the Company to ensure that the student meets the necessary eligibility requirements, including confirmation that the student's first payment under the payment plan is successful and that the student has not previously entered Declined Payment Plan status.  The decline of the student's credit card often occurs after the end of the students' academic period and therefore following the recognition of revenue by the Company.  The Company estimates that approximately $154,100 of its bad debt expense for the year ended December 31, 2013, was related to Declined Payment Plan receivables, of which $16,900 was related to such receivables identified prior to the end of the revenue recognition period.

5 The Company estimates that the approximately $264,900 of Deficit Account bad debt expense for the year ended December 31, 2013 not included in the subcategories explained in this letter is related to other miscellaneous subcategories of Deficit Accounts, of which approximately $163,700 is related to receivables identified prior to the end of the revenue recognition period.
6 The Company's payment plans are all under 12-months in length and no interest is charged on the plans.
7 The Declined Payment Plans subcategory is distinguishable from the Payment Plans subcategory discussed in the Company's January 7, 2015, letter to the Staff because the Declined Payment Plans subcategory only includes students whose credit cards were declined.  The Declined Payment Plans subcategory does not include students who fail to make payments for other reasons. The Payment Plans subcategory only includes those student receivables from payment plans successfully setup by the student and accepted by APUS.

United States Securities and Exchange Commission	- 5 -	February 10, 2015

iii.
GAP Student.  There are a myriad of scenarios where a student's receivable may be assigned to the GAP Student category.  If a student has a gap in funding they are directed to drop courses if they do not have intention to pay for the course through non-Title IV methods.  Based upon the Company's student profile and the student's choice to continue with the course the Company believes that the revenue related to these gap amounts is reasonably assured of collectability.  The Company estimates that approximately $854,900 of its bad debt expense for the year ended December 31, 2013, was related to GAP Student receivables, of which approximately $175,100 was related to such receivables identified prior to the end of the revenue recognition period.

iv.
Non-Title IV Student Balances.  Student receivables are classified as Non-Title IV Student Balances when the Company is notified by a non-Title IV third-party payor[8] that the payor will not pay the balance due on the student's account.  The Company typically becomes aware of these balances after the recognition of revenue.  The Company estimates that approximately $183,900 of its bad debt expense for the year ended December 31, 2013, was related to Non-Title IV Student Balances.

The Company also desires to clarify that it continually monitors each of the subcategories of its accounts receivable and related bad debt expense.  As was discussed in the Company's telephone discussions with the Staff and made reference to in the Company's response dated December 3, 2014, after the Company records a receivable due from a student, the Company researches the student's account to determine why the student has a balance due to the Company.  This procedure mitigates the risk of the Company's financial statements being materially misstated in the event the related revenue is not reasonably assured of collectability because the Company is monitoring the balances of the subcategories and can examine the amounts for materiality. The Company intends to continue reviewing its accounts receivables balances on a student-by-student basis going forward.  Further, as the Company stated in its January 7, 2015, response to the Staff, the Company will continue to review each of its accounts receivables categories to ensure that its revenue recognition practices are in compliance with SAB 13.

4.            We note from your response to comment three that $1.665 million of bad debt expense relates to receivables associated with "unverifiable information." Please tell us if the nature of these receivables relates to credit balance payments made to individuals fraudulently representing themselves as students, as described in your last risk factor on page 38 and what portion of the expense relates to credit balance payments. We also note that you have quantified the amount of bad debt expense in this category as a percentage of revenue. Please tell us if any of the $1.665 million related to revenue recognized for services rendered.

For the year ended December 31, 2013, the Company recorded approximately $1.665 million of bad debt expense related to balances due from students who were either (i) ineligible for a Title IV financial aid award after being dismissed due to their inability to provide the required information, or (ii) because the Company was otherwise unable to verify the submitted information (collectively "Unverifiable Information").  The Company believes that it is possible that a portion of this student population may consist of individuals who represented themselves as students in a fraudulent manner.  The Company has procedures in place to prevent abuse, which include (inter alia) verification of a student's identity, additional verification of student-provided information upon identification of discrepant information, and additional review of students who demonstrate patterns associated with previously identified abusive behavior.

The Company estimates that approximately $746,700 of the Unverifiable Information bad debt expense for the year ended December 31, 2013, is related to Unverifiable Information receivables identified before the end of the revenue recognition period, 9 approximately $116,400 in Unverifiable Information bad debt expense is related to Unverifiable Information receivables identified after the revenue recognition period, with the other approximately $801,500 in Unverifiable Information Bad Debt Expense related to credit balance refunds sent to students prior to their identification as students with Unverifiable Information.

***

8 The Non-Title IV Student Balances subcategory is distinguishable from the Third-Party Payors receivable category referenced in the Company's January 7, 2015, letter to the Staff because the Non-Title IV Student Balances subcategory only includes amounts from third-party payors where the third-party payor has definitively informed the Company that it will not cover the student's balance.

9 This approximate amount includes revenue related to any Unverifiable Information receivable that was identified during the pendency of the revenue recognition period regardless of when the receivable was identified. Accordingly, the Company believes that the $746,700 is the maximum amount of revenue that could have been recognized from students related to the Unverifiable Information category following the Company's determination that the students' accounts were Unverifiable Information accounts and a portion of these amounts were therefore recognized prior to the Company's determination that the students' accounts were Unverifiable Information accounts. Please note that $746,700 represents approximately 0.23% of the APEI segment's revenue for the year ended December 31, 2013.

United States Securities and Exchange Commission	- 6 -	February 10, 2015

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2778.

Very truly yours,

/s/ William I. Intner

William I. Intner
Partner
william.intner@hoganlovells.com
D +.410.659.2778

cc:	Richard W. Sunderland, Jr.
Wallace E. Boston, Jr.
Stuart Taub, McGladrey, LLP